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                            March 4, 2022

       John Moriarty
       Chief Legal Officer
       Olema Pharmaceuticals, Inc.
       512 2nd Street, 4th Floor
       San Francisco, California 94107

                                                        Re: Olema
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 1, 2022
                                                            File No. 333-263117

       Dear Mr. Moriarty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Jodie Bourdet